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                              December 10, 2020

       Changxun Sun
       Chief Executive Officer
       Cloopen Group Holding Limited
       16/F Tower A, Fairmont Tower
       33 Guangshun North Main Street
       Chaoyang District, Beijing
       People's Republic of China

                                                        Re: Cloopen Group
Holding Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
13, 2020
                                                            CIK No. 0001804583

       Dear Mr. Sun:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1.                                                   Please present
financial and operational metrics for each period presented to provide sufficient context and
balance to the disclosures. In this regard, you disclose dollar-based net customer retention
rate only for fiscal 2019 and the number of customers for project-
                                                        based solutions for
fiscal 2018 and 2019, but do not provide similar disclosure for the six-
                                                        months ended June 30,
2020. This comment applies to disclosure throughout your filing.
 Changxun Sun
FirstName LastNameChangxun
Cloopen Group  Holding LimitedSun
Comapany10,
December  NameCloopen
              2020       Group Holding Limited
December
Page 2    10, 2020 Page 2
FirstName LastName
Prospectus Summary
Our Industry, page 2

2. For context, please disclose the size of the cloud-based CC market and the cloud-based
         UC&C markets as well as China   s IT spending.
Our Risks and Challenges, page 3

3. Please clarify that your dual class voting structure and the concentration of ownership provides Class B ordinary shareholders considerable influence over corporate matters, including the election of your board of directors.
Corporate History and Structure, page 5

4. Please revise your organization chart to reflect the corporate structure following the completion of the offering and include the anticipated percentage ownership of public shareholders and affiliates. Also, revise footnote (1) to disclose the ownership percentages for the shareholders of Ronglian Yitong, your variable interest entity ("VIE"). This comment also applies to your disclosure on page 86.
The Offering, page 9

5. You state that 213,409,228 ordinary shares will be issued and outstanding on an as-
         converted bases as of the date of this prospectus. Please address the following:

                Reconcile this amount to the ordinary and preferred shares as disclosed in your June
              30, 2020 balance sheet.
                Provide a breakdown of the 13,561,638 restricted ordinary shares at June 30, 2020.
              Clarify whether such shares will be fully vested and outstanding at the time of this prospectus and ensure that your disclosures appropriately address any changes to restrictions and vesting provisions related to such shares.
                Consider including pro forma per share information in the Summary Consolidated
              Financial and Other Operating Data and Selected Consolidated Financial Data tables for the most recently completed fiscal year and interim period reflecting the changes to your outstanding ordinary shares prior to effectiveness. Ensure that the footnotes to such tables adequately explain your pro forma per share calculations and include a discussion of how the Series F preferred share issuance in November 2020 will impact your weighted average shares outstanding and per share information.

Risk Factors
Risks Related to Our Business and Industry
Our sales cycle can be lengthy   , page 21

6. Please disclose the average length of your sales cycle for your large enterprise customers as compared to the length of your sales cycle for your other customers.
 Changxun Sun
FirstName LastNameChangxun
Cloopen Group  Holding LimitedSun
Comapany10,
December  NameCloopen
              2020       Group Holding Limited
December
Page 3    10, 2020 Page 3
FirstName LastName
We have incurred and may continue to incur substantial share-based compensation expenses, page 34

7. To provide further context for the risks, please quantify the total unrecognized compensation expense as of June 30, 2020 and the period over which these costs will be recognized.
Negative publicity and allegations   , page 36

8. Please briefly describe the nature of the alleged misrepresentations in the Sunland litigation and identify the case caption.
Risks Related to Our Corporate Structure, page 57

9. Please include a discussion regarding the risk of potential unauthorized use of indicia of corporate power or authority, such as chops and seals and what it would mean for your corporate structure and operations should you lose control over these assets. Refer to CF
         Disclosure Guidance: Topic 10.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, page 68

10. Please revise here to clearly state that as a result of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.
Use of Proceeds, page 76

11. We note that your short-term borrowings increased substantially from the period ended
         December 31, 2019. Please tell us whether your allocation of the proceeds from this
         offering towards    working capital and general corporate purposes
includes repayment of
         your short-term borrowings. If so, please provide the disclosure required by Item 3.C.4 of
         Form 20-F.
Dilution, page 82

12. Please reconcile for us the number of shares used in arriving at the US$ 0.21 net tangible book value per share as of June 30, 2020 to the ordinary shares as disclosed in your June
         30, 2020 balance sheet.
Management's Discussion and Analysis of Results of Operations and Financial Condition
Overview, page 92

13. We note your disclosure quantifying recurring revenues for the periods presented. Please describe for us your basis for characterizing the related revenues as recurring considering a significant portion appears to be based on usage. In your response separately address
 Changxun Sun
FirstName LastNameChangxun
Cloopen Group  Holding LimitedSun
Comapany10,
December  NameCloopen
              2020       Group Holding Limited
December
Page 4    10, 2020 Page 4
FirstName LastName
         the different types of revenue that you consider to be recurring and explain the extent to which usage and the related revenues may fluctuate on a monthly basis. Key Operating Metrics, page 95

14. Please include a discussion of the underlying reasons for the decreases in the dollar-based net customer retention rate in 2019 and the six-months ended June 30, 2020. Refer to
         Items 5.A and 5.D of Form 20-F and Section I of SEC Release 33-10751.
15. In the your discussion of results for the 6-months ended June 30, 2020, you refer to increasing average revenue per customer as one of the factors for the increase in cloud-
         based CC solutions revenues. Please tell us whether you use average revenue per customer in managing and evaluating your business, and provide quantified disclosure of such metric for each period presented, if material. In addition, revise to disclose the actual number of customers for each period rather than referring to, for example, over 3,800.
Internal Control over Financial Reporting, page 101

16. We note you are in the process of implementing measures to address the identified material weakness. Please revise to clarify what remains to be completed in your remediation plan and how long you estimate it will take to complete your plan. Also, disclose the remediation costs expected to be incurred, if material. Critical Accounting Policies and Estimates
Share-based compensation, page 104

17. Please provide us with a breakdown of all stock options and restricted ordinary shares issued to date in fiscal 2020, and include the fair value of the underlying ordinary share used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. In your response, include any ordinary shares transactions that may not be considered as share-
         based compensation, such as the purchase of non-controlling interests and transactions disclosed in Item 7. In addition, please reconcile your disclosure of the fair value of the underlying ordinary shares for the year ended December 31, 2019 to your disclosure on page F-45.
Results of Operations
Revenues, page 106

18. You disclose that for the six months ended June 30, 2020 revenue from your CPaaS solutions increased as a result of increased demand, and you attribute the increase in revenue from cloud-based CC solutions to increases in the number of new customers and the average revenue per customer. Further, we note that dollar-based net customer retention rate for this period fell to below 100%. Please revise to separately quantify the
 Changxun Sun
FirstName LastNameChangxun
Cloopen Group  Holding LimitedSun
Comapany10,
December  NameCloopen
              2020       Group Holding Limited
December
Page 5    10, 2020 Page 5
FirstName LastName
         revenue contribution or the percentage change in revenues attributable to new versus existing customers for each period presented. Also, revise your disclosure throughout
         MD&A as applicable. Refer Item 5.A. of Form 20-F and Section III.D of SEC Release
         No. 33-6835.
Operating Expenses, page 108

19. Your discussion of each operating expense line item refers to several items that impacted the increase in each expense. Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms. Please refer to Section III.D of SEC Release No. 33-6835 and revise accordingly.
Liquidity and Capital Resources, page 112

20. You state that accounts receivable and allowance for doubtful accounts have increased due to extended payment cycles and collections caused by the COVID-19 outbreak.
         Revise to provide a quantified discussion of your extended payment terms and consider including information such as days sales outstanding to add context to this disclosure.
Commitments, page 115

21. We note that you disclose operating lease commitments and state that you did not have any other significant long term obligations or guarantees as of December 31, 2019. Please revise to disclose the long-term borrowings outstanding as of December 31, 2019 or advise. Refer to Item 5.F.1 of Form 20-F.
Industry Overview
Overview of China   s Cloud-based Communications Industry, page 119

22. Please disclose any material assumptions and limitations associated with your estimate of the total addressable market for each of the CPaaS, cloud-based CC and cloud-based
         UC&C markets that was addressed in the CIC report.
Overview of China   s CPaaS market, page 123

23.      Please disclose the measure by which Ronglian is a leading vendor in
China   s CPaaS
         market.
Business
Competitive Strengths, page 132

24. We note that you have entered into business agreements with a number of provincial branches of the three major mobile network operators in China. Please briefly describe the material terms of these agreements including the term and any material termination provisions.
 Changxun Sun
FirstName LastNameChangxun
Cloopen Group  Holding LimitedSun
Comapany10,
December  NameCloopen
              2020       Group Holding Limited
December
Page 6    10, 2020 Page 6
FirstName LastName
Description of Share Capital
History of Securities Issuances, page 195

25. Please revise to identify which recipients of your securities are related parties and the basis on which they are related parties. Refer to Item 7.B. of Form
20-F.
Shareholders Agreement, page 198

26. Please identify the shareholders who are parties to the shareholders agreement. We note that several of your directors are affiliated with some of your principal shareholders, such as Sequoia Capital China, Trustbridge and Prospect Avenue Capital. Please disclose whether these directors were appointed to the board in connection with any shareholder agreement and whether they will continue to serve as directors after the offering.
Underwriting
Lock-Up Agreements, page 224

27. Please disclose the exceptions to the lock-up agreements with your directors, executive officers and existing shareholders.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(q) Revenue recognition, page F-21

28. Please revise to describe the inputs used to measure progress for your Cloud-based UC&C revenues. Refer to ASC 606-10-50-18.
29. Please disclose the typical contract terms including the length of the contracts as well as renewal, and termination provisions for each of your revenues that are charged based on monthly fees and usage.
30. Please describe for us the nature of customer acquisition activities and costs incurred to acquire contracts and how you account for such costs. In this regard, we note your disclosure on page 17 that you have expended significant resources to market, promote and sell solutions through various direct and indirect channels. Refer to ASC 340-40-25.
Note 10. Borrowings, page F-35

31. Please revise to describe your accounting for the non-current interest-free loans, including the effective interest rate. Refer to ASC 835-30-50-1. In addition, reconcile for us the balance of the long-term borrowings at December 31, 2019 with the amount of unsecured loans as of June 30, 2020 disclosed on page F-77.
Note 13. Redeemable Convertible Preferred Shares, page F-38

32. You state that the redemption price for your preferred shares is based, in part, on the fair market value of the relevant preferred shares, which you indicate was "appraised by a
 Changxun Sun
Cloopen Group Holding Limited
December 10, 2020
Page 7
         reputable appraisal firm." To the extent you relied upon a third-party valuation specialist, please disclose the name of the specialist and include the expert's consent pursuant to
         Securities Act Rule 436(b) of Regulation C. Alternatively, clarify your reference to this third-party valuation. Refer to Question 141.02 of our Compliance and Disclosure
         Interpretations on Securities Act Sections for additional guidance. Unaudited Condensed Consolidated Financial Statements
Note 5. Long-term Investments, page F-73

33. You state that you ceased to have a financial controlling interest in Beijing Jingu Shitong
         Technology Co., Ltd ("Jingu") following a third-party investment in this entity in March
         2020, despite your current 55.38% ownership interest. Please tell us whether the third-
         party investor has any related party interest with the company or its officers or directors.
         Explain the reason for the changes to Jingu's articles of association and clarify how they impacted your accounting for this entity. Describe for us the type of matters that are subject to shareholder vote and how this provision restricts your ability to control the operations of Jingu. In your response, please address how you considered the guidance in
         ASC 810-10-15-10 and paragraphs 25-1 through 25-14.
Note 20. Subsequent Events, page F-91

34. Please revise to clarify, if true, that the waiver of the subscription receivable with Mr.
         Changxun Sun was recorded as compensation expense in your statement of operations or alternatively, tell us how you accounted for this transaction and the specific guidance applied.
35. Please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. In this regard, on pages II-
         3 and II-4 you disclose equity issuances subsequent to June 30, 2020 that do not appear to be disclosed in your subsequent event footnote. Refer to ASC
855-10-50-2.
General

36. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameChangxun Sun
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameCloopen
       present to potential Group  Holding
                            investors        Limited
                                      in reliance on Section 5(d) of the
Securities Act, whether or
       not they retain copies
December 10, 2020 Page 7      of the communications.
FirstName LastName
 Changxun Sun
FirstName LastNameChangxun
Cloopen Group  Holding LimitedSun
Comapany10,
December  NameCloopen
              2020       Group Holding Limited
December
Page 8    10, 2020 Page 8
FirstName LastName
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Dan Ouyang